Analyst meeting
Annual results 2002

"rock-solid-return(s)"

26 March 2003, Zurich

Cautionary statement
regarding forward-looking statements

"This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites.

Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication.

Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise."

Agenda Analyst meeting, 26 March 2003

swisscom

Subject	Speaker	Starts on Slide
The Overview	**Jens Alder,** CEO	**4**
Domestic wireline business • highlights 2002 • the key questions & answers	**Adrian Bult,** CEO Swisscom Fixnet	**13**
Domestic wireless business • highlights 2002 • the key questions & answers	**Carsten Schloter,** CEO Swisscom Mobile	**22**
Other businesses • highlights 2002 • the key questions & answers	**Mike Shipton,** CSO	**28**
Group financials • highlights 2002 • the key questions & answers	**Ueli Dietiker,** CFO	**36**

The Overview

Jens Alder, CEO Swisscom

2002 in review

swisscom

Key financials

in CHF mm	2002	change
Net revenue	14,526	2.5%
EBITDA	4,413	0.1%
EBIT [1]	2,408	7.7%
Reported net income	824	(83.4%)
CAPEX	1,222	(1%)
Net debt	642	nm
Book leverage [2]	9%	nm
Number of FTE's	20,470	(4.0%)
Adj. net income [3]	1,319	12.4%
Adj. EPS in CHF [4]	19.92	24.8%

1 before exceptional item
2 net debt / shareholders' equity
3 adjusted only by substantial exceptional items, net of taxes
4 number of outstanding shares at YE 2002: 66.2mm

Key achievements

1. leading telco in CH

- Successfully defended strong market position
- Launched several new products and price packages in wireline and wireless markets
- On track with operating cost reductions
- Finalised new organisational structure, reduced workforce by 858 FTE's (-4%)

2. intelligent investor

- Have not been able to execute large acquisition options, that would satisfy investment criteria
- Completed few minor investments into "ventures" as "entry-ticket-options" (more recently for example into public WLAN)

3. sensible balance sheet mngt

- Robust financial management and strong balance sheet
- Defined new return policy: "delivering full annual equity free cash flow to shareholders"

On the back of strong results, Swisscom proposes "rock-solid-returns" to shareholders

Swisscom introduces new Return Policy to shareholders

swisscom

from "dividend policy"	to "return policy"
paying approx. half of adjusted net income + opportunistic return of funds through share buy back	returning the full annual equity free cash flow (EFCF) to shareholders, through: • dividends • par value reduction • share buy backs

Rationale for new Return Policy:

a   **Better reflects corporate strategy**

b   **Ties in capital structure considerations**. Return Policy takes it from cash flow perspective instead of profit (P&L) perspective. **Enables company to retain strategic flexibility**, as balance sheet will not be weakened. Includes debt repayments so that strategic flexibility is restored as quickly as possible should the company acquire

c   **Offers better yield than current dividends can do.** The minimum return will be half of adjusted net income (i.e. like dividends in the past), with more to be paid if EFCF is higher

d   **Builds on strong business outlook**

a New Return Policy - reflects strategy

swisscom

	Strategy	Implication	Return policy (definition of EFCF)	2002
1	Leading multi service telco in Switzerland	Optimise cash flow from current business	+ EBITDA - CAPEX +/- working cap. Δ - tax (cash) - net interest - minorities	+ 4,413 - 1,222 + 2 - 537 - 78 - 304
	+	+	+	
2	Intelligent investor in Europe	• Substantial investment in close-to-core businesses only if investment criteria are satisfied • Multiple smaller investments into new growth opportunities	- acquisitions + divestments	- 92 + 0
	+	+	+	
3	Sensible balance sheet management	Retain strong balance sheet and financial flexibility	- debt repayments (net)	- 1,000
	=	=	=	=
4	**Swisscom**		**EFCF** available to shareholders in t+1	+ 1,182

New Return Policy - ties in considerations of strategic flexibility and capital structure

swisscom

1. leading telco in CH: optimise cash from current business

Return Policy takes it from **cash flow perspective**. Current business cash flows are higher than profits mainly due to fact that depreciation charges are - and will be - substantially higher than level of capital expenditure. Taking profits as the basis for returns to shareholders would hence lead to creation of cash pile

2. intelligent investor: acquire if accretive

Return Policy deliberately subtracts cash required for **acquisitions**. This highlights the company's view that acquisitions have to be cashflow accretive to make sense: otherwise money should be returned

3. sensible balance sheet mngt: ensure that flexibility is retained

Return Policy reflects company's desire to **retain strong balance sheet** by including debt repayments. Underlines company's wish to restore strategic flexibility as fast as possible through conscious debt maturity management in case of debt-funded acquisitions

*In conclusion, the new Return Policy prevents Swisscom from building again a cash pile, as **all annual free cash generated is returned** to either providers of debt or equity. At the same time, this Policy does not weaken the balance sheet*

c

New Return Policy and financial year 2002: offers better yield than dividends only can do

swisscom

Return policy	2002	Remarks
EFCF available to shareholders in t+1	+ 1,182	
Proposed to AGM to return through:	**Size:**	
Dividend of CHF 12 per share	+ 794	CHF 12/share compares to CHF 11 for 2001, and represents 60% of adjusted net income. Higher dividend also possible through the accretion effect of the 10% share buy back concluded in 2002. **Reflects ongoing commitment to pay around half of adjusted net income in form of dividends**. Will be paid on May 9, 2003
+	+	
Par Value reduction (PVR) of CHF 8 per share	+ 530	To pay remaining EFCF after dividends in PVR would imply CHF 6/share. However, this would be sub-optimal, as we should reduce the PVR straight away to a final nominal value of CHF 1/share. Hence, the full remaining CHF 8/share will now be returned. Will be paid by August 2003 latest
=	=	
Total pay out to shareholders in 2003	+ 1,324	As a result, Swisscom will return the full EFCF plus an additional CHF 142mm to shareholders in 2003

High return for year 2002 through dividends and par value reduction payable in 2003. No share buy back (SBB) in 2003, unless government decides to dilute. That may trigger Swisscom to do a SBB in order to serve the interests of free float holders

New Return Policy - builds on strong outlook

Return Policy	2002	Outlook 2003	Remarks
+ EBITDA	+ 4,413	+ 4.4	
- CAPEX	- 1,222	- 1.2	
+/- working cap. Δ	+ 2	+ positive	Taxes payable in 2003 are expected to be substantially lower due to loss-carry-forward and timing effects. This is a positive one-off effect that cannot be expected in 2004
- tax (cash)	- 537	- lower	
- net interest	- 78	- similar	
- minorities	- 304	- higher	
= FCF from ops.	= 2,274	= higher	
- acquisitions	- 92	- ???	Opportunity driven, but only if value accretive
+ divestments	+ 0	+ ???	
- debt repayments (net)	- 1,000	- 750	Without further debt-funded acquisitions, there will be no material further debt repayments to be done as of 2004
=	=	=	
EFCF available to shareholders in t+1	+ 1,182	= ???	Minimum return is approx. half of adjusted net income through ordinary dividend payment. Any top-up through **share buy back in 2004**

Return Policy made sustainable through targeted measures that increase the distributable reserves (see last chapter on group financials for details)

Update on the "quest for acquisitions"

Criteria	Explanation
sustainability	Focus on sustainable cash flow generation and accretion to group cash flows
strategic fit	Potential synergies, and ability to exploit these through control
management	Availability of experienced management team
price	Attractive valuation
size/risk	No major shift in existing risk profile

Rationale

What is the uniqueness of the constellation?
what makes Swisscom a better investor than a financial investor directly:
- we may be the only acceptable buyer for a majority stake
- we can sweat the asset better thanks to our experience
- we can extract some synergies with current operations
- we may improve the position of the combination in the run-up to potential further industry consolidation

So far not been able to execute convincing options. Having looked at most possibilities, the route forward is opportunistic. If new possibilities arise, Swisscom will continue to screen these, using its robust set of criteria

11

Your 3 "bets" when investing in Swisscom

1. leading telco in CH

Swisscom is able to sustain strong annual equity free cash flows - through continued strong operational performance

2. intelligent investor

Swisscom doesn't have a long term strategic (scale) problem if it doesn't acquire, and only acquires if this is value accretive

3. sensible balance sheet mngt

Swisscom will return all equity free cash flow to shareholders while preserving a strong balance sheet

Domestic wireline business

Adrian Bult, CEO Swisscom Fixnet

Highlights 2002

swisscom

Key financials Fixnet

in CHF mm	2002	change
Net revenue [1]	6,443	(2.2%)
EBITDA	1,903	(4.3%)
EBITDA margin	29.5%	(2.3%)
EBIT	848	(6.7%)
CAPEX	585	(2.0%)
Number of FTE's	8,010	(7.3%)

Key achievements FX

- Stabilised overall market share after renumbering at 59%
- Reduced FTE's by 7%, costs by 1% and CAPEX by 2% while increasing investments in new business
- Exceeded target of Broadband; rolled out close to 200k lines

Key financials Enterprise Solutions

in CHF mm	2002	change
Net revenue [1]	1,450	(8.5%)
EBITDA	68	(40.4%)
EBITDA margin	4.7%	(34.7%)
EBIT	36	(55.6%)
CAPEX	23	(20.9%)
Number of FTE's	1,410	(9.4%)

1 including intersegment revenue

Key achievements ES

- Improved customer relationships
- Moved from technology-driven products to target group offerings
- Established partnerships (e.g. with Unit.net)
- Reduced future cost base through ongoing restructuring

Strong cash generative business, however full focus on efficiency improvements required to ensure sustainability

Significant retail traffic reduction through renumbering and market reduction



Change in retail traffic volumes of FX+ES
(in mm minutes)

25,178

-2'067

- 10%

+66[1]

-5

-488

22,684

| 2001 | local/dld | F2M | int. | VAS | 2002 |

- Decline in local and DLD traffic
  - New renumbering introduced in April 2002 - one off effect (1,000mm)
  - Market reduction on SCM retail traffic (388mm)
  - Surf effect (350mm)
  - Market share loss (270mm)
  - Hard mobile substitution
- Increased F2M traffic due to higher mobile penetration
- Stable international traffic
- Reduction in value added services
  - Reduced dial-up traffic due to ADSL substitution
  - Carrier specific filtering

Action to stabilize market shares will be taken in 2003

1) Gross increase estimated at 73mm minutes; 7mm minutes lost due to hard mobile substitution

Overall mobile impact on wireline revenues neutral

Estimated impact of Mobile on FX + ES national retail traffic [1]



National traffic volumes (in mm minutes)

73   (7)   (72)   max. (300)[3]   **-306**

Revenues (in CHF mm)

39   (4)   (14)   (22)   **-1**

F2M[4)]   F2M   local and dld[2]   soft subs.   **Total**

hard substitution

- Loss of ca. 1.5% access lines due to hard mobile substitution (largely line cancellation)
  - Estimated impact 66,000 lines
  - Traffic 79mm minutes
- Overall market reduction impacted Swisscom retail traffic by 388mm minutes
  - Maximally 300mm attributed to soft mobile substitution
  - Remaining reduction attributed to other behavioral changes (e.g., e-mail use)

Lost minutes gained back by mobile operators with Swisscom Mobile being main beneficiary

1 Includes national and F2M traffic. Not included is international and wholesale traffic
2 Revenues include CHF 10mm lost access revenues
3 Estimate of maximum impact based on observed market reductions of total 388mm minutes and analysis of national traffic
4 Attributable to traffic change. Other changes such as change in rebates are not included

Cablecom's recent Voice offer appears quite attractive as first line offer

Strong growth of broadband in 2002

Comparison of Cablecom to FX offers [2]

Registered broadband HH



	One Line	Two Lines
Add-on to existing Cable BB-offer	▪ -18%	▪ -23%
Combined Cable BB/Voice package	▪ -8%	▪ -12%
Cable BB/Voice package as second line [3]	▪ +12%	▪ +17%

However, similar to other European Cable providers in Europe, Cablecom will need to prove to be able to deliver satisfactory voice services

1 Estimated. Source: Swiss Press, Swisscable report
2 Relative to Swisscom FX retail prices (in %). Approximated values
3 Standard telephony access is kept at Swisscom

ADSL expected to be cash flow positive from 2004/2005

Background

- Swiss market characterised by aggressive growth in broadband market. Swisscom pushes mainly for defensive reasons



Market share of <u>registered</u> broadband HH

100% = 153K –+ 197% → 455K

	2001	2002
Cable[2]	76%	57%
ADSL	24%	43%

Business case characteristics

- Recurrent ARPU/Subs[1] (CHF/month):
  - around CHF 49 on a standalone basis
  - around CHF 31 on a net basis (after substitution)
- CAPEX per new subs moving down towards CHF 500-550
- Swisscom ADSL expected to be cash flow positive in 2004/2005 - including negative effects from substitution, and earlier on a standalone basis. Latest review indicates approx. 400k subs for breakeven standalone
- Business case further improved through the side effect of protection of voice minutes that may otherwise be lost to cable operators

Breakeven - on a standalone basis - at approximately 400k ADSL

1) Blended ARPU, WS and retail over all bandwidth offers
2) Estimates. Source: Swiss press, Swisscable report

A. General overview

New regulatory obligations in 2002

- USO '03-'07; price ceiling access/traffic

- Numbering plan and local CPS

- Lawful interception

Important legal proceedings in 2002

- Cost-orientation of IC-charges

- ADSL WS-pricing and cross subsidies

- Mobile termination prices

Regulatory obligations in progress

- **Revision Telecommunications Act;** Access to facilities, where Swisscom is considered market dominant (e.g. local loop unbundling); prohibition of product bundles

- **Revision Telecommunications Ordinance;** cost-oriented interconnection to leased lines, local loop unbundling

- **Revision Antitrust Act;** restrict handling of dominance and immediate sanctioning of abusing it

- **Revision Radio&TV Act;** proposed subsidising of content provider by Infrastructure provider; restricted legal protection

B. Where does Swiss regulation differ from the rest of Europe?

Ex-post type of regulation instead of ex-ante regulation as in Europe	No ULL in Switzerland
Situation — Swiss regulator wanted to have ex-ante regulation introduced. Swiss government rejected to propose to parliament this extension of competence on 19.2.2003 Situation remains as is (i.e. ex-post)	Regulator wants to introduce all forms of unbundling. Government has decided on 19.2.2003 to introduce this both over change in ordinance, and simultaneously over a change in the telco law
Swisscom's position — Swisscom is welcoming the government's decision, since impact of ex-post type of regulation are more foreseeable	Swisscom is clearly opposing ULL: • Introducing ULL over change of ordinance would infringe powers of parliament and would represent effective expropriation • Broadband competition is strong without ULL thanks to strong alternative cable infrastructure • ULL takes away investment incentives, and will leave large geographies excluded from access to broadband infrastructure
Process — Government proposes revision of telecommunications act to parliament with today's ex-post regulation	Swisscom will actively fight against ULL: • Change in ordinance will end up in supreme court • Change in law requires lengthy process through parliament, and perhaps even referendum **Effective introduction - if at all - not until '05/'06**

Q6. Outlook Swisscom Fixnet?

swisscom

Key Trends

- Increasing regulatory pressure
- Increasing mobile substitution
- Continued Broadband growth

Strategy

- Secure leading position in voice
- Continued cost reductions: platforms and products
- Continued broadband push

Targets 2003

- EBITDA-Margin at 30%
- Improved customer satisfaction
- 3 to 2 voice platforms
- Number ADSL lines in operation at YE: 350k

Retain strong position through operational improvements and targeted new offerings

Domestic wireless business

Carsten Schloter, CEO Swisscom Mobile

Key financials and achievements

swisscom

Key financials

in CHF mm	2002	change
Total subscribers (mm)	3.6	6.9%
ARPU (CHF/month)	86	-4.4%
Net revenue [1]	4,112	3.2%
EBITDA	1,974	5.2%
EBITDA margin	48.0%	1.9%
EBIT	1,685	6.3%
CAPEX	392	24.5%
Number of FTE's	2,358	11.2%

1 including intersegment revenue

Key achievements

- Grew revenues by 3.2% to CHF 4,1bln while Swisscom Mobile market share remained constant at 65%

- Increased EBITDA by 5.2% to almost CHF 2bln (48% margin) due to lower COGS

- Launched several products for Messaging, Mobile Solutions and Wireless LAN, positioning Swisscom Mobile at the forefront in Europe

Robust performance thanks to innovative portfolio and strong customer base

ARPU development



Comments

- Market penetration in CH reached 77.5% at YE 2002

- Market gross adds reduced to 1.6mm, of which Swisscom Mobile achieved over 50%

- Swisscom Mobile's successful retention program lead to a low churn of 17% churn p.a. (15% on postpaid, 20% on prepaid)

- ARPU non-voice (SMS, data traffic) at CHF 8 despite data tariffs on European average (9% of ARPU)

- ARPU voice decreased due to right grading, dilution from new subs, and economic downturn

Slow down in ARPU erosion and decrease in churn

Q8. Update on partnership with Vodafone?

swisscom

- Enlarged operative co-operation and collaboration
  - active use of global purchasing agreements
  - complete integration into operative and financial benchmarks
  - extensive management and specialist training and development
  - governance through Supervisory Board, including Vodafone representatives
- Extensive cooperation with Vodafone GP&S
  - Participation in all workgroups in technology and products
  - Vodafone's one-brand products implemented (e.g. Eurocall, assisted roaming)
  - Rollout of Vodafone live! planned in Q4 2003

Strategic rationale of partnership confirmed

Q9. Update on roll out UMTS / WLAN?

swisscom

Comments

- UMTS network rollout on track
- Rollout based on an aggressive site acquisition
  - Original license obligation of 20% population coverage already surpassed by end of 2002
  - Increased public resistance of rollout of new antennas
- License obligation for end of 2004 is 50% population coverage
- First launch of commercial activities in 2003 for corporate customers
- Launched Public WLAN (in Switzerland under Swisscom Mobile, in other countries through Swisscom Eurospot)

Investments

- CHF 113mm cumulative investment by end of 2002 - license inclusive
- CHF 350 mm further capital expenditure planned until end of 2005
- Will invest into WLAN as "add-on" to UMTS
- Have signed already 350 hotspot contracts in Switzerland, to be operational in 2003. These 350 hotspots cover approximately 80% of relevant hotels and conference centres. Currently >100 hotspots on-air, single-digit million additional investment required in 2003 for the remaining 250 hotspots
- Will roll out in-train WLAN coverage

UMTS roll out advancing faster than competition, and at lower cost than originally anticipated

Q10. Outlook Swisscom Mobile?

swisscom

Key trends

- On-going pressure on voice ARPU, continued growth in Data
- Emphasis on go to market for new products (e.g. MMS, Mobile Office solutions, WLAN, third parties B2B2C)
- Key regulatory issues: mobile termination costs and NISV

Strategy

- Extend USP's (Network Quality, Customer care, Innovative products and services) to maintain leading market position
- Roll out of UMTS network and WLAN with goal of best national and international coverage
- Reduce customer acquisition costs
- Further improve internal efficiency

Targets 2003

- Stretch targets on penetration and ARPU of new products and services
- Increase lead on customer satisfaction
- Decrease churn
- Further increase absolute EBITDA and FCF

Other businesses

Mike Shipton, CSO Swisscom

Key financials and achievements - debitel

Key financials - debitel

in CHF mm	2002	change
Total subscribers (mm)	10.1	0.6%
ARPU (€/month) [1]	17	2.8%
Net revenue [2]	4,111	8.0%
EBITDA [2]	159	(15.0%)
EBITDA margin [2]	3.9%	(20.4%)
EBIT [2]	97	(28.7%)
CAPEX [2]	68	3.0%
Number of FTE's	3,299	(6.9%)

1 according debitel accounting standards (US GAAP)
2 under IAS accounting standards

Key achievements

- Robust performance
  - 8%-revenue[2] increase (driven by all countries)
  - further cost savings realised
  - increased equity ratio from 20% to 24%[1]
  - no net debt [1]
- Positive EBIT-contribution of international business
- Strengthened distribution power

Positive business development despite difficult market conditions

Q 11: Swisscom and Debitel?

swisscom

1999 - Swisscom acquires majority in Debitel - for strategic reasons

Rationale:

- acquire UMTS license in Germany
- turn Debitel into an operator
- combine customer base with Swisscom Mobile - to realise economies of scale

Situation:

- not possible to acquire license at justifiable price

Decision:

- find different solution for gaining footprint for Swisscom Mobile (done through Vodafone partnership)
- refocus Debitel as a network independent ESP, with access to UMTS platforms without being a licensed operator

Implications (1):

- Debitel moves from strategic investment to an important financial investment

2003 - Swisscom holds majority in Debitel - as important financial stake

Implications (2):

- Swisscom has to treat Debitel as any other important financial investment
- Swisscom has to create options with flexibility

What to do:

- actively support Debitel in their corporate development: any action that generates shareholder value (also in the long run) is in the interest of its shareholders: Swisscom with a 93% direct stake inclusive
- review frequently the value of our investment, and do impairment test. Result: Swisscom now has € 10/share book value as per 31.12.2002
- create options that improve flexibility with respect to Swisscom's stake. Result: Swisscom secured a right (call option) to get above 95% stake. This provides freedom to either increase free float, squeeze out or sell stake. No decision imminent

Key financials and achievements - segment Other

swisscom

Key financials - segment Other

in CHF mm	2002	change
External revenue	833	12.3%
of which Systems	406	(14.7%)
of which IT Services	210	nm
of which Broadcast	162	(10.6%)
Net revenue [1]	1,463	4.3%
EBITDA	111	(18.4%)
EBITDA margin	7.6%	(21.6%)
EBIT	(114)	(22.6%)
CAPEX	103	(40.5%)
Number of FTE's	4,374	(0.1%)

1 including intersegment revenue

Key achievements

Swisscom IT Services:
- Completed PMI process with AGI
- Successfully positioned IT Services brand in the Swiss IT Market
- Defined services & solutions portfolio
- Installed sales organisation & processes
- Integrated Conextrade

Swisscom Systems:
- Operational start as of January 1, 2002
- Completed set up of a restructuring plan
- Completed full re-engineering of process and IT architecture

Both IT Services and Systems experience effects from more difficult market and macro economic environment

swisscom

Q12. How is the general economic development impacting your business?

Overall economic environment

- **Slow economic recovery** with modest but robust GDP growth - small improvement for 2003 and higher growth in 2004 expected
- Continued structural **weakness in equipment investments** by Swiss enterprises and weak private and corporate consumption for non-basic needs

Impact and outlook for Swisscom

- **Residential Market**: Revenues in fixed-line and mobile more protected against economic downturn and rise in unemployment rate:
  - commodity serving basic needs
  - non-cyclical behaviour
- **Business Market**: Investment related revenues from solutions business under pressure - however, less established operators suffering most

Impact on Swisscom of current weak economic environment is limited in residential segment, more serious in business segment

Q13. Outlook Swisscom IT Services and Swisscom Systems?

swisscom

	Swisscom IT Services and Swisscom Systems
Key trends	▪ Decline in demand for network and telephony equipment ▪ Delay of new investment in telecom and IT systems due to economic climate ▪ Market growth below expectations mainly due to pricing pressures and continuation of strong competition - even if further consolidation is taking place
Strategy	▪ Continue execution of restructuring plans ▪ Acquire necessary skill set for solution market ▪ Improve again our cost management ▪ Continuously streamline product portfolio
Targets	▪ Improved efficiency especially in improved sales- and delivery processes ▪ Improved customer satisfaction - long term success factor

Q14. How do you look at options for product bundling?

swisscom

Residential: price bundles

- Swisscom well positioned to provide bundles as market leader in fixed and mobile telephony but considers bundles mainly for defensive reasons
- No aggressive price bundles launched by competitors so far in residential market and Swisscom not a first-mover
- Potential bundling packages that Swisscom could envisage are
  - Voice/broad band
  - Fixed/mobile
- However, potential regulatory hurdles for implementation (“market dominance”) exist

Corporate: solution bundles

- Corporate customers demand for integrated solutions including e.g. voice, data (both fixed and mobile) and IT
- Though international players are present in the market for corporate solutions, Swisscom has unique local capabilities
- Swisscom’s Enterprise Solutions has been at forefront of corporate bundled solutions

Swisscom has a unique bundling capacity in Switzerland for both residential and corporate

CAPEX development





■ CAPEX ■ CAPEX/external net revenue

Background

- 80% of CAPEX in the Fixnet and Mobile segment
- Fixnet: CHF 585mm (-2% YOY)
  - CAPEX in **new businesses and capacity extension** represent 60-65% of total with focus on ADSL, IP, SDH, optical cable and transport network
  - **Maintenance** CAPEX on existing installations represents the remaining 35-40%
- Mobile: CHF 392mm (+24% YOY)
  - Build-out of UMTS and W-LAN infrastructure; capacity increase of 2 and 2.5G networks
  - Increase of CHF 77mm as result of UMTS investments

- CAPEX as % of sales of Swisscom incl. and excl. debitel sustainably below European peers, partially due to PPP, but also because of efficient asset and investment management

Group financials 2002

Ueli Dietiker, CFO Swisscom

Key figures and financial highlights

swisscom

Key figures

in CHF mm	2002	change
Net revenue	14,526	2,5%
EBITDA	4,413	0.1%
EBIT [1]	2,408	7.7%
Net income	824	(83.4%)
Net debt	642	nm
CAPEX	1,222	(0.1%)
Number of FTE's [2]	20,470	(4.0%)
Adj. net income [3]	1,319	12.4%
Adj. EPS in CHF [4]	19.92	24.8%

1 before exceptional item
2 excluding Work Link (252 people)
3 adjusted only by substantial exceptional items
4 number of outstanding shares at YE 2002: 66.2mm

Financial highlights

- Revenue development inline with expectations

- Solid EBITDA performance: CHF 4,4bln

- EBIT grew by 7.7% mainly due to lower depreciation and amortisation

- Impairment of debitel goodwill (CHF 0,7bln)

- Adjusted net income of CHF 1,3bln (+12.4%)

- Successful share buyback led to an adjusted EPS accretion of 11%

- In total, CHF 5,5bln (>20% of balance sheet total) in cash returned to shareholders in 2002

- Strong balance sheet and solid ratios, also after completion of share buyback

- Strong cash generation

Simply steady, simply solid. Simply Swisscom

External revenue development



(in CHF mm)

net revenue ´01
14,174

Fixnet
(33)

Mobile
128

ES
(121)

debitel
303

Other
91

Corporate
(16)

net revenue ´02
14,526

+352 [+2.5%]

in CHF mm	Fixnet	Mobile	ES	debitel	Other	Corporate	Net revenue
2001	4,921	3,127	1,486	3,808	742	90	14,174
2002	4,888	3,255	1,365	4,111	833	74	14,526
%	(0.7%)	4.1%	(8.1%)	8.0%	12.3%	(17.8%)	2.5%

Stable at first sight, shifting underneath

Cost overview



Compared to 2001, almost unchanged level of total OPEX

Group EBITDA development



(in CHF mm)

in CHF mm	Fixnet	Mobile	ES	debitel	Other	Corporate	EBITDA
2001	1,989	1,876	114	187	136	107	4,409
2002	1,903	1,974	68	159	111	198	4,413
%	(4.3%)	5.2%	(40.4%)	(15.0%)	(18.4%)	85.0%	0.1%

EBITDA stable, and in line with guidance

Reported net income

(in CHF mm)	2001	2002
EBIT excluding exceptional items	2,235	2,408
Exceptional items [1]	3,275	(702)
EBIT including exceptional items	**5,510**	**1,706**
Net financial result	(355)	(311)
Income before income taxes, equity in net income of affiliated companies and minority interest	**5,155**	**1,395**
Income tax benefit (expense)	15	(361)
Equity in net income of affiliated companies	32	95
Minority interest	(238)	(305)
Net income	**4,964**	**824**

1 Exceptional items in 2001: impairment of goodwill CHF 1,130mm, gain on sale of real estate CHF 568mm and the gain on partial sale of Swisscom Mobile CHF 3,837mm; exceptional item in 2002: impairment of goodwill CHF 702mm

> *Substantial lower net income due to lack of exceptional gains and a further impairment of goodwill in 2002*

Adjusted net income

(in CHF mm)	2001	2002
Net income	**4,964**	**824**
Impairment of debitel goodwill	1,130	702
Gain on sale of real estate portfolios	(568)	
Gain on partial sale of Swisscom Mobile	(3,837)	
Tax effect on exceptional items, net	(515)	(207)
Adjusted net income	**1,174**	**1,319**
Number of shares (in mm, at ye)	73.55	66.2
Adjusted EPS (in CHF)	**15.96**	**19.92**

Share buyback in 2002 led to an adjusted EPS accretion of 11%

Reconciliation: loss under US GAAP resulting from new rule on impairment accounting

(in CHF mm)	under IAS Goodwill	under US GAAP Goodwill	Customer list	P+L impact delta US GAAP to IAS
Balance at YE '01	**2,085**	**2,648**	**174**	
Impairment because of new US GAAP standard		(1,636)		(1,636)
Additions	(28)	4	8	
Amortization '02	(302)	(30)	(81)	191
Balance at YE '02, before impairment '02	**1,755**	**986**	**101**	
Impairment '02	702	(986)		(284)
Balance at YE '02, after impairment '02	**1,053**	**0**	**101**	**(1,729)**
Fair value (€ 10/share)	**1,053**	**0**	**1,053**	

Additional impairment and amortization charges for debitel goodwill due to new US GAAP accounting standard leads to a net loss under US GAAP

Group capital structure

(in CHF mm)	31.12.2001	31.12.2002
Short term debt	1,757	1,016
Long term debt	2,413	1,505
Interest bearing debt excl. finance lease	**4,170**	**2,521**
Long term net finance lease obligation	1,330	1,192
Less: financial assets from lease-and-leaseback transactions	(1,295)	(1,104)
Less: cash, cash equivalents and securities	(7,104)	(1,967)
Net (cash) debt	**(2,899)**	**642**
Shareholders' equity	12,069	7,299
Balance sheet total	24,349	16,958
Book leverage [1]	**(24.0)%**	**8.8%**
Equity ratio [2]	**49.6%**	**43.0%**

Strong balance sheet ratios, offering opportunity to increase return to shareholders - introduction of "return policy"

[1] Book leverage = Net debt / Shareholders' equity
[2] Equity ratio = Shareholders' equity / Total assets

Q16. What's the situation with your distributable reserves?

(in CHF mm)	Shareholders' equity Swisscom AG	Share capital	non-distributable reserves	distri-butable reserves
31.12.2001	**8,013**	**1,250**	**250**	**6,513**
Dividend, PVR and SBB paid in 2002	(5,521)	(654)	(131)	(4,736)
Net income under Swiss GAAP	1,599			1,599
31.12.2002 before extra reserves	**4,091**	**596**	**119**	**3,376**
Extra reserves created through change in accounting treatment of dividends from group companies	1,125			1,125
31.12.2002 before 2002 profit distribution	**5,216**	**596**	**119**	**4,501**
Dividend in 2003	(794)			(794)
PVR in 2003	(530)	(530)	(106)	106
After 2002 profit distribution, before 2003 profits	**3,892**	**66**	**13**	**3,813**

Effective distributable reserves increased, supporting continuation of Return Policy over years to come

Q17a. Pension fund: facts at YE 2002?

swisscom



comPlan
the pension fund of SCM
The pension fund under IAS
under-funding, under Swiss pension regime
0.3bln
4,559
4,863
(in CHF mm)
fair value of plan assets (94%)
value of pension fund obligation
Future salary increases
0.6bln
Inflation-linked rises, comPlan
0.4bln
Inflation-linked rises, PKB
0.4bln
Early retirements
0.4bln
Other effects
0.1bln
6,726
Unrecognized actuarial losses
1.0bln
Unrecognized prior service cost
0.1bln
Balance sheet liability
1.1bln
4,559
another valuation method with different assumptions leads under IAS to a PV of funded obligations of CHF 6,727mm
Because of actuarial losses, CHF 1,101mm is recognized as IAS balance sheet liability
PV of obligations
fair value of plan assets

Under-funding under Swiss pension regime of CHF 304mm (represents a 94%-coverage) determines future CF impact

Q17b. Pension fund: implications?

swisscom

- From the difference under IAS between the PV of funded obligations and the fair value of plan assets, legally only the under-funding of CHF 304mm determined by Swiss pension regime requires further financing measures
- There are different ways to finance the under-funding of CHF 304mm:
  - increased contributions from Swisscom,
  - higher employee's contribution,
  - changed pension fund benefits and / or
  - improvement of the plan's rate of return

  No decision to be expected before summer 2003

- **Impact on annual results 2003:**
  - **P&L**: max CHF 50mm, from
    - a) recognition of actuarial losses
    - b) change in assumptions of the expected rate of return on plan assets
  - **CF**: max CHF 15mm per %-point increase in employer contribution subject to decision of the pension fund committee

Q18. Overall outlook?

	Revenues[1] issues/remarks	EBITDA[1] issues/remarks
Fixnet	**-** ■ Unified tariffs & avg. market share development ■ Local CPS as of 1.4.02 ■ F2M, ADSL	**-** ■ Cost control (incl. restructuring) follows at slower pace than revenue decline ■ Stabilise margin as %
Mobile	**+** ■ Data and VAS ■ F2M interconnection	**+** ■ Retention cost ■ % margin will come down slightly but remain in high forties
debitel	**+** ■ ARPU improvement over back of data ■ Profiting from shake out	**+** ■ Stabilising cost on growing revenue base; use existing scale (incl. FTE's) to do more
All other	**0** ■ More dependant on general economic development	**+** ■ Starting to profit from better cost control and restructuring efforts in 2002
Total / general	**0** ■ Similar to 2002	**0** ■ Similar to 2002

[1] Compared to 2002

Outlook 2002 - striving for CHF 4,4bn EBITDA

Thank you for your attention!

(Other) Questions & Answers

For further information, please contact:
Swisscom - Investor Relations
phone +41 31 342 2538
fax +41 31 342 6411
or visit our homepage: www.swisscom.com/ir

Analyst meeting
Annual results 2002

"back-up slides"
handout at analyst meeting

26 March 2003, Zurich

Subject	Page

1. Swisscom Fixnet

Stabilized decline in Fixnet revenues



6,588 — **- 2%** — **6,443**

FX, incl. intersegment revenues (in CHF mm)

	2001	2002
Access +2 %	1,441	1,473
Traffic -6 %	1,435	1,354
Wholesale +4 %	1,299	1,355
Other -7 %	746	706
Inter-company -7 %	1'667	1'555

- Price increase ISDN light
- Hard mobile substitution

- Increased F2M traffic
- Introduction renumbering plan
- Market share losses, surf effect [1] and mobile subs.

- Higher volumes WS and ADSL growth
- Lower LRIC pricing

- ADSL growth
- Price reduction cards and shrinking use of 111

- Reduction volumes and prices voice traffic
- Price reduction leased lines

1 Shift to VAS

swisscom

4

Penetration still very high, but access substitution due to mobile starting to become visible

Access Lines (Voice)	Comments



ISDN+ Primary

4,097 → - 0.6% → 4,074

857 → + 6.3% → 911

PSTN

3,240 → -2.4% → 3,163

2001   **2002**

- Overall penetration still at over 98% households

- Loss of ca. 1.5% access lines due to hard mobile substitution [1]

- Estimated impact 66,000 lines

- ISDN growth less aggressive than in the past due to ADSL increase and first indications of a saturation on the market

- Similar trend in 2003; no discontinuities expected

1 Subscriber cancels access subscription. Estimated overall impact CHF 10mm (access only)

swisscom

Stabilized traffic market shares

Overall market share stabilized at 59% [1]

Market Share (%) of Swisscom Fixnet



80
60
Local
DLD
F2M
Int.
Overall
77
74
67
65
62
59
60
60
60
59
59
59
57
56
56
57
57
46
43
44
44
44
2001
Q1
Q2
Q3
Q4

Substantial additional win-backs achieved, net-churn reduced

Number of winbacks/quarter (in '000)



Total
103
209
ø26
47
48
46
67
ø52
ø 2001
Q1
Q2
Q3
Q4
ø2002

Net churn[1)]/quarter (in '000)



Total
224
142
ø56
45
35
35
27
ø36
ø2001
Q1
Q2
Q3
Q4
ø2002

1 Estimated values

Improved Service to the customer

swisscom

Substantial improvements in Customer Care

	2001	2002
First resolution rate		
– fulfillment	N.A.	90%
– assurance	60%	80%
Response time high value customers	90 secs[1]	<20 sec's for 80%

Customer satisfaction high, stable and comparable to competition



- Residential customers satisfaction index stable at 8.5

- Trust, brand and quality of service recognized as clear distinction factors

- Still negative price-perception: will be addressed with new marketing campaign

1) Not discriminated for different segments

Tight OPEX control: OPEX reduced, despite increased restructuring costs



(in CHF mm)

2001: 4,599
- Intercompany: 1,751
- Other: 733
- Personnel: 1,001
- G&S purchased: 1,184

2002: 4,540
- Intercompany: 1,668
- Other: 700
- Personnel: 1,058
- G&S purchased: 1,199

− 1.3%

Legend: G&S purchased, Personnel, Other, Intercompany

Top changes

Personnel: +6 %

Termination to int. networks -2 %

Other OPEX: -8 %

Description

- Headcount reduction (>600 FTE's)
- Increased restructuring charges (CHF 50mm higher than in 2001)

- Reduced mobile termination costs
- Reduced international termination costs

- Reduced network maintenance costs
- Reduced IT-infrastructure costs
- Reduced marketing costs

Reduced CAPEX while growing in new businesses

swisscom

CAPEX
(in CHF mm)



597 – 2% → 585

New business + new capacity: 336 + 9% → 367

Existing installations: 261 -16% → 218

2001   2002

CAPEX/ revenues: 9.1%   9.1%

Investing in the future

- ADSL equipment

- SDH equipment

- High capacity bandwidth for metro services

- Optical cable, transport network

- ISDN

Strong ADSL growth, surpassed the inflection point of maximum cash exposure

swisscom

| ADSL growing faster than cable | Aggressive growth last months of 2002 to exceed 215 k contracts signed [1] |

Market share of <u>registered</u> broadband HH

100% = 153K — + **197%** ➤ 455K



Cable: 2001 76%, 2002 57%

ADSL: 2001 24%, 2002 43%

Number of new ADSL <u>contracts</u>/month (in '000)

Total **40 k** .... **215 k**



- 2001: ø 3
- Q1: ø 11
- Q2: ø 13
- Q3: ø 11
- Oct.: 17
- Nov.: 16
- Dec.: 40

1 ADSL connections in operation per YE 2002: 195k

Bluewin secured leadership

Despite aggressive broadband growth sustained narrowband leadership

Narrowband users



1,5mm — 7% → **1,6mm**

Other ISP's — 53% | 53%

Bluewin — 47% | 47%

2001 | 2002

Registered broadband HH



197% → **455k**

- 125 — **Other Cable ISPs** [1]
- 135 — **Cablecom** [1]
- 86 — **Other ADSL ISP's**
- 109 — **Bluewin**

153k
- 53
- 67

15
18

101%
500%

2001 | 2002

Portal Reach [2] : re-confirmed market leadership

1st Bluewin.ch — 28.9%

◀

2nd Microsoft.com — 21.9%

3rd Google.ch — 21.4%

1 Estimated. Source: Swiss Press, Swisscable report
2 Nielsen/Netrating, December 2002

2. Swisscom Mobile

Strong operational performance 2002

Subscriber development



Postpaid ■ Prepaid

	1999	2000	2001	2002
Total	2,200	3,024	3,373	3,605
Prepaid	808	1,085	1,221	1,307
Postpaid	1,392	1,939	2,152	2,298

(in thousand)

Comments

- Market penetration in Switzerland reaches 77.5% at year-end

- Market gross adds reduced to 1.6mm, of which Swisscom Mobile achieves over 50%

- Swisscom Mobile's successful retention program leads to a low churn of 17% churn p.a. (15% on postpaid, 20% on prepaid)

- Market share remain almost constant with Swisscom Mobile at 65% and competitors at about the same share

High management attention to improve cost efficiencies

Breakdown of costs



(in CHF mm)

	2001	2002
Goods & service purchased	626	595
Personnel expenses	225	269
Other OPEX, net	324	325
SAC and SRC	321	353
Intercompany OPEX, net	627	616

Comments

- Network and interconnection cost stable although traffic increased

- SAC at CHF 212mm reduced by 15%, SRC doubled to CHF 141mm

- Total COGS down to 34% of revenue (35% in 2001)

- Further investment in staff to 2,359 FTE's to push new business opportunities (UMTS, WLAN, Mobile Solutions)

- Other OPEX stable

Strict customer focus to provide superior quality

▪ USP network quality:



– We offer to our customers all state-of-the-art technologies on mobile communication such as GSM, GPRS, UMTS, WLAN at the best coverage within Switzerland and abroad.

▪ USP customer service:



– We offer to our customers at all touch points such as shops, call centers and communication a superior service with an emotional touch.

▪ USP products:



– We offer for customers the broadest range of products fitting to their needs both on business and leisure. We are the leader in innovation on messaging services and mobile solutions.

3. debitel

debitel operational performance 2002





- Customer growth despite deactivation of sleeping customers (Germany: 1.4mm, international: 0.3mm) and saturated markets

- International contribution increased from 28% (2001) to 30% (2002)

- 17% revenue increase from debitel international mainly caused by acquisitions made in France and The Netherlands

- Further improvement of successful customer retention measures

- Proven first class service: awarded as no. 1 by customers and sales channels

Strengthening of distribution power through attractive distribution program



- Extension of the exclusive distribution contract with EP: for five more years (Germany); EP: took a 2%-stake in debitel; retention programme open for further sales partners

- Co-operation with additional sales channels such as Ringfoto (Germany)

- Acquisition of Videlec and Télécom Option (France), Tiscali (Denmark) swisscom

Current status - ESP implementation

- Implementation of ESP model in Germany on track
  - First company to offer content billing
  - Specified access to network operators' infrastructure ensured by ESP-contracts
  - Advanced product and service development of Jamba!
  - Technical ability of hosting platforms such as portal platform

- Roll out of ESP-model in Slovenia and the Netherlands
  - ESP contract with KPN mobile and extended cooperation agreement with O2 (The Netherlands)
  - extended Cooperation agreement with Mobitel (Slovenia)

ESP model - general conditions for further implementation

Secure debitel's positioning regarding the German regulatory framework for UMTS

- - debitel is actively involved to review German telecommunication law

- Ability of billing various services and contents
  - implementation of new billing system to cover various tariffs and products on the way

- Ability to design products and mobile value added services and to extend service offerings
  - develop "answer" to network operators portal strategy in line with ESP-strategy
  - launch of own MMS-services

Product / service development

- Extension of debitel mobile service offerings:
    - Multi-Media Messaging Services (MMS)
    - in addition to own portal (Jamba!) access to network operator portals such as i-Mode, Vodafone Life!
    - launch of "partner card" (2 SIM-cards, 1 monthly fee) across different networks
    - innovative tariffs such as "debitel Automatic in Denmark" (monthly fee will automatically decreased according to usage)
- Content billing for Jamba!/debitel and third parties (e.g. Club Nokia, Microsoft Network Online)
- Further service developments follow ESP strategy

Strategic direction 2003

- Further consolidation of the telecommunication market, especially in Germany - will be closely examined by debitel
- Additional expansion to be evaluated

- Target setting 2003 and onwards:

❶ Ongoing transformation of the service provider model into the enhanced service provider 'ESP' model
  - further strengthening and expansion of **core business**
  - ongoing implementation **ESP strategy**

❷ Improvement and sustainable profitability of non-German businesses



Improve EBIT margin in the medium term

4. Other

Operational performance 2002

Swisscom Systems

- Operational performance
  - approx. 3,000 PBX sold and 90,000 rent and maintain contracts
- Market development
  - Swisscom Systems suffered from a declining demand for network and telephony equipment caused by the deteriorating economic situation, which has led many customers to postpone new investments in telecommunications equipment.

Swisscom IT Services

- Completed PMI process below assumed costs
- Market growth below expectations generated high price pressure
- Above market growth of external revenue although missing external revenue target
- EBIT target exceeded
- Adjusted resources according to weak market demand
- Further cost improvement measures identified through benchmarks

Product-/service development

swisscom

Swisscom Systems

- Successfully introduced IP-based systems and system extensions of major suppliers (Siemens, Nortel, Ascom) to serve those customers who need a VoIP or integrated Voice/VoIP infrastructure
- The product line of Alcatel was introduced to the portfolio as an alternative to Ascom in the small customer segment
- With the purchase of a CTI / Unified Messaging solution for MS Outlook Swisscom Systems can offer an add-on solution to its customers in the strategically important overlap between desktop computing and telephony

Swisscom IT Services

- Redefined existing solution sets to meet market requirements and demand
- Defined portfolio across 3 key trends in the Swiss market:
  - business integration
  - business mobility
  - IT - outsourcing
- Focusing industry verticals: financial services, telecom
- Assessing opportunities in new industry verticals: healthcare, insurance, government

5. Group Financials

Solid operating performance ...

EBITDA and margins



Legend: EBITDA, EBITDA margin

Per employee ratios [1]



Legend: Revenue per FTE employee at end of period, EBITDA per FTE employee at end of period

1 FTE employee numbers at end of period: 20,604 (2000), 20,835 (2001) and 20,471 (2002)

… and ongoing healthy balance sheet



Net debt and net debt/EBITDA



Book leverage and equity ratio

Book leverage = net debt / shareholders' equity
Equity ratio = shareholders' equity / total assets

Headcount development



* All numbers exclude employees of WorkLink
1 The number of FTE employees at the year end 2001 includes 493 employees of AGI which were integrated as per 31.12.2001

Cost breakdown

Goods and services purchased



Other operating expenses



Impairment of debitel goodwill, under IAS

(in CHF mm)	Goodwill
Book value of debitel as per 31.12.2001, € 18	2,084
Amortisation of goodwill	(265)
Impairment of goodwill	(702)
Other adjustments, net	(64)
Book value of debitel [93%] as per 31.12.2002, € 10	1,053
Future amortisation p.a.	156

Drivers of financial result

Financial expense 2002

(in CHF mm)

Interest on debt and finance lease	246
PV adjustment on accrued liabilities	25
Impairment charge on Infonet	111
Impairment charge on Swiss	41
Currency losses	71
Other	23
Total financial expense	**517**

Financial income 2002

(in CHF mm)

Interest	168
Dividends	8
Gain on CB tax lease transactions	28
Other	2
Total financial income	**206**

Overview of income tax payments

	1998	1999	2000	2001	2002
P+L Statement					
Current income tax expense	409	317	439	499	123
Deferred income tax (benefit) expense	(90)	218	201	(514)	238
Total income tax expense	**319**	**535**	**640**	**(15)**	**361**
CF Statement					
Income taxes paid	**26**	**135**	**398**	**678**	**537**
Balance Sheet					
Current tax liabilities, net	**225**	**457**	**519**	**359**	**-57**
Difference between current and paid income taxes	*383*	*182*	*41*	*-179*	*-414*

Tax calculation 2002

(in CHF mm)	EBT [1]	Income tax expense			Tax rate
		current	deferred	total	
reported numbers	**1,395**	**123**	**238**	**361**	**25.9%**
Result of the transition from a parent company to a holding company, net			(115)	(115)	
Impairment of debitel goodwill	702	127	80	207	
adjusted numbers	**2,097**	**240**	**213**	**453**	**21.6%**

1 EBT = earnings before taxes

34

Group cash flow statement (I)

(in CHF mm)	2001	2002
EBITDA	**4,409**	**4,413**
Change in working capital, net	275	2
Payments for early retirements	(225)	(43)
Special contribution to pension fund	(440)	
Net interests	48	(78)
Income taxes paid	(678)	(537)
Gain from cross-border tax lease transactions		28
Net cash provided by operating activities	**3,389**	**3,785**

Group cash flow statement (II)

(in CHF mm)	2001	2002
Net cash provided by operating activities	**3,389**	**3,785**
CAPEX	(1,234)	(1,222)
Proceeds from sale of real estate	1,734	
Proceeds from partial sale of Swisscom Mobile	4,282	
Proceeds from sale of affiliated companies	73	42
Investments, net	(894)	(92)
Purchase (sale) of current financial assets, net	(3,059)	2,896
Other cash flows from investing activities, net	(53)	(52)
Net cash from investing activities	**849**	**1,572**
Net cash used in financing activities	**(2,709)**	**(7,454)**
Net increase (decrease) in cash and cash equivalents	**1,529**	**(2,097)**
Cash and cash equivalents at the end of the perios	**3,788**	**1,682**

CAPEX analysis

swisscom

Group CAPEX development



Capital expenditures 2002





Change of net debts



Net cash provided by operating activities 3,785

Net cash 31.12.2001 2,899

(1,222) CAPEX

(4,264) Share buyback

Dividends paid (728)

(530) Capital Reduction

Dividends paid to minorities (304)

(278) Other

(642) Net debt 30.12.2002

(in CHF mm)

